Registration No. 333-144127

Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 4

(TO PROSPECTUS DATED DECEMBER 28, 2007)

$300,000,000

CACI International Inc

2.125% Convertible Senior Subordinated Notes due 2014

and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of 2.125% Convertible Senior Subordinated Notes due 2014 of CACI International Inc and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated December 28, 2007, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto.

Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 24, 2008

The information in the table appearing under the heading “Selling Securityholders” in the prospectus, as previously supplemented, is supplemented and superseded in part by the information appearing in the table below. Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table may not reflect the exact value of notes held by each selling securityholder on the date of this supplement.

	Principal Amount of Notes Beneficially Owned ($)	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (2)	Number of Shares of Common Stock upon Completion of the Offering (3)
Bayerische Hypo-und Vereinsbank AG (4)	24,500,000	24,500,000	8.2%	448,323	448,323	1.5%	0
OCM Convertible Trust (5)	905,000	385,000	*	16,560	7,045	*	9,515
Delta Air Lines Master Trust—CV (5)	390,000	180,000	*	7,136	3,293	*	3,843
Delaware Public Employees Retirement System (5)	1,640,000	685,000	*	30,010	12,534	*	17,476
Chrysler LLC Master Retirement Trust (5)	3,090,000	1,135,000	*	56,543	20,769	*	35,774
Vanguard Convertible Securities Fund, Inc. (5)	5,790,000	1,990,000	*	105,950	36,414	*	69,536
Delta Pilots Disability & Survivorship Trust – CV (5)	340,000	145,000	*	6,221	2,653	*	3,568
Microsoft Capital Group, L.P. (5)	235,000	120,000	*	4,300	2,195	*	2,105
Qwest Occupational Health Trust (5)	190,000	80,000	*	3,476	1,463	*	2,013
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (5)	285,000	120,000	*	5,215	2,195	*	3,020
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (5)	155,000	65,000	*	2,836	1,189	*	1,647
International Truck & Engine Corporation Retiree Health BenefitTrust (5)	170,000	70,000	*	3,110	1,280	*	1,830
Unum Provident Corporation (5)	480,000	200,000	*	8,783	3,659	*	5,124
F.M. Kirby Foundation, Inc. (5)	480,000	210,000	*	8,783	3,842	*	4,941
OCM Global Convertible Securities Fund (5)	235,000	145,000	*	4,300	2,653	*	1,647

	Principal Amount of Notes Beneficially Owned ($)	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (2)	Number of Shares of Common Stock upon Completion of the Offering (3)
Virginia Retirement System (5)	2,920,000	1,220,000	*	53,432	22,324	*	31,108
Qwest Pension Trust (5)	1,535,000	510,000	*	28,088	9,332	*	18,756
ACE Tempest Reinsurance Ltd. (5)	695,000	270,000	*	12,717	4,940	*	7,777
National Railroad Retirement Investment Trust (5)	1,565,000	655,000	*	28,637	11,985	*	16,652
Trust for the Defined Benefit Plans of ICI American Holdings, Inc. (5)	245,000	105,000	*	4,483	1,921	*	2,562
Arlington County Employees Retirement System (5)	710,000	710,000	*	12,992	12,992	*	0

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 18.2989 shares of common stock per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under “Description of notes — Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1), using 30,054,685 shares of common stock outstanding as of December 3, 2007. In calculating this amount for the holder, the number of shares of common stock issuable upon conversion of all of the holder’s notes are treated as outstanding.

(3)	The information presented assumes that all of the selling securityholders will fully convert the notes for shares of our common stock and that the selling securityholders will sell all shares of our common stock that they received pursuant to such conversion.

(4)	The beneficial owner of the securities being offered is a publicly-held entity.

(5)	Oaktree Capital Management L.P. (“Oaktree”) is the investment manager of the selling securityholder with respect to the offered securities. Oaktree does not own any equity interest in the selling securityholder, but does have voting and dispositive over the offered securities. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the offered securities, except for their pecuniary interest therein. Oaktree has identified itself as an affiliate of a registered broker-dealer and has represented that the notes were acquired in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, to Oaktree’s knowledge, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock.